Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666
(757) 766-1500

June 4, 2008

Via EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Measurement Specialties, Inc.
Withdrawal of Registration Statement on Form S-3 filed June 29, 2004
File No. 333-116967

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Measurement Specialties, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-116967) filed on June 29, 2004, together with all exhibits thereto (the “Registration Statement”).

The Registration Statement related to a proposed offering of common stock, no par value per share, of the Company.  The Registration Statement is now out of date and the Company has elected not to pursue the registration of the securities included in the Registration Statement at this time.  Accordingly, the Company requests that the Commission consent to the withdrawal of the Registration Statement, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) of the Act.  The Company advises the Commission that the Registration Statement was never declared “effective” and that no securities have been sold in connection with the Registration Statement.

Respectfully submitted,

/s/ Mark Thomson
Mark Thomson
Chief Financial Officer

cc:	Ms. Peggy Fisher
Mr. Alan Morris
Securities and Exchange Commission
Division of Corporation Finance